UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

On December 3, 2020, the registrant issued the news release submitted herewith as exhibit 99.1.

2

EXHIBIT INDEX

Exhibit No.	Description
1	Placement Agency Agreement, dated December 3, 2020, between the registrant, Maxim Group LLC, Roth Capital Partners, and Kingswood Capital Markets, division of Benchmark Investments, Inc.
4.1	Form of Warrant
4.2	Form of Securities Purchase Agreement
99.1	Press Release, dated December 3, 2020

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: December 4, 2020

4